April 14, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brigitte Lippmann

Re:	Julius Baer Americas Inc. Registration Statement on Form S-1 Filed on February 12, 2008 File No. 333-149178

Dear Ms. Lippmann:

Julius Baer Americas Inc. (the “Company”) is submitting this letter in connection with the letter dated April 14, 2008 submitted by Davis Polk & Wardwell on the Company’s behalf in response to the written comments of the staff (the “Staff”)  of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 10, 2008 with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 12, 2008 (No. 333-149178).

On behalf of the Company, I acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Richard Pell, with comments or questions.

Very truly yours,

/s/ Richard Pell
Richard Pell

330 Madison Avenue, New York, NY 10017, Telephone +1 (212) 297-3675, Fax +1 (212) 972-0601